Filed pursuant to Rule 424(b)(3)
Registration No. 333-239940
PROSPECTUS SUPPLEMENT NO. 101
(to Prospectus dated July 27, 2020)

Nikola Corporation
Up to 249,843,711 Shares of Common Stock

This prospectus supplement supplements the prospectus dated July 27, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239940). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on February 19, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their donees, pledgees, transferees or other successors in interest (the “Selling Securityholders”) of up to 249,843,711 shares of our common stock, $0.0001 par value per share (“Common Stock”), which includes (i) up to 6,640,000 shares held by certain persons and entities (the “Original Holders”) holding shares of Common Stock initially purchased by VectoIQ Holdings, LLC (the “Sponsor”) and Cowen Investments II, LLC (“Cowen Investments” and, together with the Sponsor, the “Founders”) in a private placement in connection with the initial public offering of VectoIQ Acquisition Corp. and (ii) 243,203,711 shares held by certain affiliates of the Company. We are registering the shares for resale pursuant to such stockholders’ registration rights under a Registration Rights and Lock-Up Agreement between us and such stockholders, which in addition to such registration rights, also provides for certain transfer and lock-up restrictions on such shares.
Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On February 18, 2025, the closing price of our Common Stock was $0.7659.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is February 19, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): February 18, 2025
Nikola Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-38495 (Commission File Number)	82-4151153 (I.R.S. Employer Identification No.)
    4141 E Broadway Road
    Phoenix, AZ    85040
    (Address of principal executive offices)    (Zip Code)

(480) 581-8888
(Registrant’s telephone number,
including area code)

N/A
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.03 Bankruptcy or Receivership.
On February 19, 2025 (the “Filing Date”), Nikola Corporation (the “Company”) and certain of its direct domestic subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for relief (the “Bankruptcy Petitions”) under chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors have also filed a motion seeking authorization to pursue a structured sale of their assets pursuant to a competitive auction and sale process under Section 363 of the Bankruptcy Code. The Debtors expect to continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. In addition, the Debtors filed with the Bankruptcy Court a number of “first day” motions, requesting customary relief that are intended to enable them to transition into chapter 11 and continue their limited operations, including authorization to meet its obligations to employees. The Debtors intend to continue certain limited directly provided (non-dealer) service and support operations for trucks currently in field, including certain HYLA fueling operations through the end of March 2025.
The Company has engaged Houlihan Lokey Capital, Inc. to advise on its strategic options, including a potential sale of all, substantially all, or a portion of the Debtors’ assets in connection with the Bankruptcy Petitions. Any such sale(s) would be subject to review and approval by the Bankruptcy Court and compliance with court-approved bidding procedures. The Company cannot be certain that the Company’s securityholders will receive any payment or other distribution on account of their shares following such sales.
Additional information about the Bankruptcy Petitions, including access to Bankruptcy Court documents, is available online at https://dm.epiq11.com/Nikola, a website administered by Epiq Corporate Restructuring, LLC, a third-party bankruptcy claims and noticing agent. The documents and other information on this website are not part of this Current Report on Form 8-K and shall not be deemed incorporated by reference herein.

Item 2.04 Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.

Filing the Bankruptcy Petitions constituted an event of default that accelerated and increased certain obligations outstanding under the following debt instruments and agreements (collectively, the “Debt Instruments”):

•Indenture, dated as of June 1, 2022 (as amended and supplemented by the First Supplemental Indenture dated as of April 3, 2023, the Second Supplemental Indenture dated as of April 10, 2023, the Third Supplemental Indenture dated as of June 23, 2023, the Fourth Supplemental Indenture dated as of November 13, 2024 and the Fifth Supplemental Indenture dated as of November 27, 2024, the “June 2022 Indenture”), among the Company, Nikola Subsidiary Corporation, a Delaware corporation (the “Guarantor”), and U.S. Bank Trust Company, National Association (“U.S. Bank”), as trustee, that governs the Company’s 8.00% / 11.00% Convertible Senior PIK Toggle Notes due 2026 (the “June 2022 Notes”); and

•Indenture, dated as of June 23, 2023 (as amended and supplemented by the First Supplemental Indenture dated as of November 13, 2024 and the Second Supplemental Indenture, dated as of November 27, 2024, the “June 2023 Indenture”), among the Company, the Guarantor, and U.S. Bank, as trustee, that governs the Company’s 8.00% / 8.00% Series C Convertible Senior PIK Toggle Notes due 2026 (the “June 2023 Notes”).

On the Filing Date, (i) the aggregate principal amount of the Debt Instruments and (ii) accrued and unpaid interest thereon to the Filing Date, in each case, immediately became due and payable by the Company in the amounts set forth below on the Filing Date without declaration, notice or other action of the holders thereof or the trustee under the indenture that governs such Debt Instruments in accordance with the terms thereof:

•$31,782,344 in aggregate principal amount of the June 2022 Notes and $557,956.71 in accrued and unpaid interest thereon; and

•$12,394,656 in aggregate principal amount of the June 2023 Notes and $134,964.03 in accrued and unpaid interest thereon.

Accordingly, all of the Debt Instruments will be classified as current debt on the unaudited consolidated balance sheet of the Company. However, any efforts to enforce such payment obligations under the Debt Instruments against the Company and the Guarantor are automatically stayed as a result of the filing of the Bankruptcy Petitions, and the creditors’ rights of enforcement in respect of such obligations are subject to the applicable provisions of the Bankruptcy Code. Additionally, in connection with the Bankruptcy Petitions, the Company has incurred, and expects to continue to incur, significant professional fees and other costs. There can be no assurance that the Company’s current liquidity is sufficient to allow it to satisfy its obligations related to the Bankruptcy Petitions or to pursue confirmation of the Plan.

Item 2.06 Material Impairment.
There is significant uncertainty regarding the Company’s ability to realize value for certain of its assets. This uncertainty will result in the Company reducing the useful life of its manufacturing assets, impairments and reserves and other charges to adjust the carrying value of a significant proportion of its assets. Until such time as the Company completes its accounting procedures for the year ended December 31, 2024, the amount of the impairments, reserves, charges and any other adjustments cannot be determined, though such aggregate amount is likely to be significant. Any estimate of the carrying value of the Company’s assets may be materially different from what it may be able to realize, if at all, through the sale process conducted as part of the Bankruptcy Petitions.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 18, 2025, the Board of Directors of the Company (the “Board”) adopted a retention bonus program to incentivize certain employees to remain employed by the Company through a closing of a transaction involving the Company (the “Retention Bonus Program”). Under the Retention Bonus Program, certain employees of the Company whose role and services are vital to the near-term operations of the Company and/or whose role or skills are important from an intellectual property, technical or operational standpoint (each, an “eligible employee”) are eligible to receive a lump sum cash retention bonus in an amount equal to between ten percent (10%) and fifty percent (50%) of such eligible employee’s current annual base compensation (provide that in no event will the retention bonus for any individual employee exceed $500,000), subject to such employee’s execution of a release of claims, and further subject to repayment in the event that such eligible employee resigns from employment with the Company prior to the date on which a transaction involving the sale of all, substantially all, or a portion of the Company’s assets is consummated. Each of the Company’s named executive officers is eligible to receive a Retention Bonus, pursuant to the terms and conditions of the Retention Bonus Program and the form of executive retention agreement approved by the Board.

Item 7.01 Regulation FD Disclosure.
Press Release
On February 19, 2025, the Company issued a press release announcing the filing of the Bankruptcy Petitions. A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.
Additional Information on Bankruptcy Petitions
Court filings and information about the Bankruptcy Petitions can be found at a website maintained by the Company’s claims agent at https://dm.epiq11.com/Nikola. The documents and other information on this website are not part of this Current Report on Form 8-K and shall not be deemed incorporated by reference herein.
The information furnished in this Item 7.01 of this Current Report and the press release attached hereto as Exhibit 99.1 are being furnished and shall not be deemed “filed” for the purposes of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liabilities of such section, and shall not be deemed to be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, or the Exchange Act, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such filing.
Item 8.01 Other Events.
Cautionary Note Regarding Trading in the Company’s Securities
Trading in the Company’s securities (including, without limitation, the Company’s common stock) during the pendency of the chapter 11 case is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the Bankruptcy Petitions. The Company expects that its securityholders could experience a significant or complete loss on their investment, depending on the outcome of the Bankruptcy Petitions.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description
99.1	Press Release of Nikola Corporation dated February 19, 2025
104	Cover page Interactive Data File (formatted as Inline XBRL)

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities laws including, but not limited to, statements about: the Debtors’ intention to continue operations during the Bankruptcy Petitions; the Debtors’ plans to pursue a structured sale of their assets pursuant to a competitive auction and sale process under Section 363 of the Bankruptcy Code; the Debtors’ intentions to continue certain limited directly provided (non-dealer) service and support operations for trucks currently in field, including certain HYLA fueling operations through the end of March 2025; the Company’s expectations that efforts to enforce payment obligations under the Debt Instruments will be automatically stayed as a result of the filing of the Bankruptcy Petitions; the Company’s expectation that it will incur significant fees and costs in connection with the Bankruptcy Petitions; any assumptions underlying any of the foregoing; and other statements regarding the Company’s strategy and future operations, performance and prospects, among others. Forward-looking statements involve risks and uncertainties that may cause actual results or performance to differ materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the approval by the court of the Company’s first day motions; risks and uncertainties regarding the Company’s ability to successfully consummate and complete a plan of reorganization under chapter 11; risks associated with the potential adverse impact of the Bankruptcy Petitions on the Company’s business, financial condition, liquidity and results of operations; the Company’s ability to continue operating on a limited basis, maintain contracts that are critical to its expected limited operations and meet its financial obligations during the pendency of the chapter 11 case; the outcome and timing of the Bankruptcy Petitions and any potential sale of all or some of the Debtors’ assets; the effect of the filing of the Bankruptcy Petitions and any potential sale of all or some of the Debtors’ assets on the Company’s relationships with customers, suppliers, creditors, employees and other third parties; the Company’s expectations regarding its liquidity and obligations, including the Company’s use of, and need for, cash and any other underlying assumptions; the length of time that the Company will operate under chapter 11 and the continued availability of operating capital during such pendency; the ability of the Company to obtain partners to continue limited operations; the impact of the chapter 11 case on the trading price and volatility of the Company’s common stock and the possible delisting of the Company’s common stock; the magnitude and assumptions underlying the Company’s impairment analysis, once completed; any potential proceedings that may be brought by third parties in connection with the Bankruptcy Petitions or the potential sale of all or some of the Debtors’ assets; uncertainty regarding obtaining the Bankruptcy Court’s approval of the potential sale of all or some of the Debtors’ assets or other terms and conditions to any such potential sale; the Company’s ability to negotiate and obtain any financing, including debtor in possession funding, with lenders or creditors during the chapter 11 case and to comply with the restrictions imposed by the terms and conditions of the potential financing arrangements, if any; the timing or amount of any distributions, if any, to the Company’s stakeholders; the Company’s ability to retain senior management and other key personnel during the pendency of the chapter 11 case; and the other factors discussed in the Company’s reports, including its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, and subsequent reports filed with the Securities and Exchange Commission. All forward-looking statements are based on information available to the Company as of the date of this Current Report on Form 8-K. The Company undertakes no duty or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 19, 2025

NIKOLA CORPORATION

	By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer